UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Steven Madden, Ltd.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    556269108
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 10, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                      13-4088890
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [x]
                                                             (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           288,937
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH                        ----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              288,937
WITH                        ----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      288,937
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.21%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [x]
                                                              (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          43,535
SHARES                    ------------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                      ------------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             43,535
WITH                      ------------------------------------------------------
                            10)    SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,535
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.33%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Parche, LLC                                                    20-0870632

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [x]
                                                              (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         100,376
SHARES                  --------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                    --------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            100,376
WITH                    --------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,376
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.77%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Starboard Value & Opportunity Fund, LLC                        37-1484524
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                             (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          526,972
SHARES                     -----------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                       -----------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             526,972
WITH                       -----------------------------------------------------
                            10)    SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      526,972
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.04%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RJG Capital Partners, LP                                       20-0133443
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          8,600
SHARES                    ------------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                      ------------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             8,600
WITH                      ------------------------------------------------------
                            10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,600
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.066%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

      This Amendment No. 1 amends and supplements the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on July 30, 2004 by and on behalf of Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd., Parche, LLC, Starboard Value & Opportunity Fund, LLC and RJG Capital Partners, LP (each, a "Reporting Entity" and, collectively, the "Reporting Entities") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Steven Madden, Ltd., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 52-16 Barnett Avenue, Long Island City, New York 11104.

Item 2.     Identity and Background.
            -----------------------

      The second paragraph under Item 2(a) - (c) of the Statement is hereby amended and restated as follows:

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 968,420 shares of Common Stock, representing approximately 7.4% of the shares of Common Stock presently outstanding.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

      The information contained in Item 3 of the Statement is hereby supplemented as follows:

      Since the filing of the Statement, the Reporting Entities purchased an aggregate of 155,700 shares of Common Stock. The amount of funds expended for such purchases was approximately $580,316.14 by Barington Companies Equity Partners, L.P., $149,658.04 by Barington Companies Offshore Fund Ltd. (BVI), $326,640.72 by Parche, LLC and $1,714,872.85 by Starboard Value & Opportunity Fund, LLC.

      All purchases of Common Stock by the Reporting Entities were made in open market transactions described in the attached Schedule. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

      Certain shares reported in the Statement as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member, or the managing member of the investment manager. Parche, LLC acquired from such transferors an aggregate of 59,444 shares of Common Stock on July 20, 2004 at a per share price of $19.00, equal to the last reported sales price on the NASDAQ National Market System on the date the transaction was completed, or an aggregate of $1,129,436. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The total of 59,444 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $1,138,572.26 (excluding commissions and other execution-related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Common Stock: 6/25/04 purchased 2,667 shares at a price per share of $19.4691; 7/1/04 purchased 3,285 shares at a price per share of $19.7835;

7/2/04 purchased 512 shares at a price per share of $19.7756; 7/6/04 purchased 1,200 shares at a price per share of $19.6035; 7/7/04 purchased 400 shares at a price per share of $19.5484; 7/8/04 purchased 1,200 shares at a price per share of $19.4420; 7/12/04 purchased 295 shares at a price per share of $19.5060; 7/13/04 purchased 480 shares at a price per share of $19.6910; 7/14/04 purchased 3,120 shares at a price per share of $19.9434; 7/15/04 purchased 7,088 shares at a price per share of $19.7000; 7/15/04 purchased 376 shares at a price per share of $19.6689; 7/16/04 purchased 4,000 shares at a price per share of $19.9000; 7/16/04 purchased 9,882 shares at a price per share of $19.2310; 7/19/04 purchased 6,120 shares at a price per share of $18.4187; 7/20/04 purchased 1,836 shares at a price per share of $18.9595; 7/20/04 sold 59,444 shares at a price per share of $19.0000. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that the above information is called for by the Items of
Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     Purpose of Transaction.
            ----------------------

      The information contained in Item 4 of the Statement is hereby supplemented as follows:

      On November 5, 2004, James A. Mitarotonda, Chairman of Chief Executive Officer of Barington Capital Group, L.P., sent the letter attached hereto as
Exhibit 99.2 to Jamieson A. Karson, the Vice Chairman and Chief Executive Officer of the Company. As of the date of the filing of this Amendment No. 1 to the Statement, the Company had not responded to the request of the Reporting Entities to meet with the Company's management and Board of Directors.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      Item 5(a) is hereby amended and restated as follows:

(a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 288,937 shares of Common Stock, representing approximately 2.21% of the shares of Common Stock presently outstanding based upon based upon the 13,053,505 shares of Common Stock reported by the Company to be issued and outstanding as of November 3, 2004 in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004 (the "Issued and Outstanding Shares").

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns an aggregate of 43,535 shares of Common Stock, representing approximately 0.33% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Parche, LLC beneficially owns an aggregate of 100,376 shares of Common Stock, representing approximately 0.77% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 526,972 shares of Common Stock, representing approximately 4.04% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

      As of the date hereof, RJG Capital Partners, LP beneficially owns an aggregate of 8,600 shares of Common Stock, representing approximately 0.066% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            99.2 Letter from James A. Mitarotonda of Barington Capital Group, L.P. to Jamieson A. Karson, Vice Chairman and Chief Executive Officer of Steven Madden, Ltd., dated November 5, 2004.



                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:    November 11, 2004

                                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                     By: Barington Companies Investors, LLC,
                                         its general partner

                                     By: /s/ James A. Mitarotonda
                                        ---------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Manager


                                     BARINGTON COMPANIES OFFSHORE FUND, LTD.
                                     (BVI)

                                     By: /s/ James A. Mitarotonda
                                        --------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Manager


                                     PARCHE, LLC

                                     By: Admiral Advisors, LLC, its managing
                                         member


                                     By: /s/ Jeffrey M. Solomon
                                        --------------------------------------
                                     Name: Jeffrey M. Solomon
                                     Title: Authorized Signatory


                                     STARBOARD VALUE & OPPORTUNITY FUND, LLC

                                     By: Admiral Advisors, LLC, its managing
                                         member

                                     By: /s/ Jeffrey M. Solomon
                                        -------------------------------------
                                     Name:  Jeffrey M. Solomon
                                     Title: Authorized Signatory

                                    SCHEDULE

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

             Number of
Date           Shares               Price Per Share            Cost(1)
----         ---------              ---------------          -----------
9/17/04         3,240                  $18.15                 $58,806.00
9/20/04         4,601                  $18.14                 $83,462.14
9/24/04        16,200                  $18.10                $293,220.00
9/28/04         8,100                  $17.88                $144,828.00

----------
(1)  Excludes commissions and other execution-related costs.


Shares purchased by Barington Companies Offshore Fund, Ltd.

             Number of
Date           Shares               Price Per Share            Cost(2)
----         ---------              ---------------          -----------
9/17/04           360                  $18.15                  $6,534.00
9/20/04           511                  $18.14                  $9,269.54
9/24/04         1,800                  $18.10                 $32,580.00
9/28/04           900                  $17.88                 $16,092.00
11/10/04        5,000                  $17.0365               $85,182.50

----------
(2)   Excludes commissions and other execution-related costs.


Shares purchased by Parche, LLC

             Number of
Date           Shares               Price Per Share            Cost(3)
----         ---------              ---------------          -----------
9/17/04         1024                   $18.15                 $18,585.60
9/20/04         1454                   $18.14                 $26,375.56
9/24/04         5120                   $18.10                 $92,672.00
9/28/04         2560                   $17.88                 $45,772.80
10/05/04        4000                   $17.75                 $71,000.00
11/10/04        4240                   $17.0365               $72,234.76

----------
(3)   Excludes commissions and other execution-related costs.


Shares purchased by Starboard Value & Opportunity Fund, LLC

             Number of
Date           Shares               Price Per Share            Cost(4)
----         ---------              ---------------           -----------
9/17/04         5,376                  $18.15                  $97,574.40
9/20/04         7,634                  $18.14                  $138,480.76
9/24/04        26,880                  $18.10                  $486,528.00
9/28/04        13,440                  $17.88                  $240,307.20
10/5/04        21,000                  $17.75                  $372,750.00
11/10/04       22,260                  $17.0365                $379,232.49

----------
(4)   Excludes commissions and other execution-related costs.